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SEC FILE NUMBER
8-17168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hummelberg (213) 486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 West 5th Street (Address) Los Angeles (City) California (State) 90013 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Hummelberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2016 and supplemental schedules pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	8/19/16 Date	Senior Vice President, Treasurer, and Controller Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 19th day of August 2016, by David Hummelberg, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature ___________
Signature of Notary Public

JANET RAE BUCHNER
Commission # 2052326
Notary Public - California
Orange County
My Comm. Expires Dec 17, 2017

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
(x) (n) A Report Describing the Broker – Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c 3-3 (the "Exemption Report").

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 24, 2016

American Funds Distributors, Inc.

Statement of financial condition

June 30, 2016 (dollars in thousands, except per share amounts)

Assets	
Cash and cash equivalents	$ 141,153
Receivables	25,681
Prepaid expenses	2,625
Property, at cost:	
Land	230
Buildings	2,595
Furniture, equipment and software	4,190
Leasehold improvements	971
Total	7,986
Accumulated depreciation and amortization	(6,474)
Property, net	1,512
Deferred income taxes, net	20,252
Other assets	21
Total	$ 191,244
Liabilities	
Accounts payable and accrued expenses	$ 54,882
Accrued compensation and benefits	51,762
Income tax payable	3,727
Total liabilities	110,371
Stockholder's equity	
Capital stock, $1 par value - authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	545,900
Accumulated deficit	(465,527)
Total stockholder's equity	80,873
Total	$ 191,244

See notes to statement of financial condition.

Notes to statement of financial condition

As of June 30, 2016 (dollars in thousands)

1. Summary of significant accounting policies

Nature of operations – American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment adviser. The Company is also a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC").

The Company's sources of revenue relate to the distribution of mutual fund shares, and administrative and distribution services provided to the Parent. The Company earns distribution and administrative revenues for services provided to investment companies, and institutional and private investors within the United States of America and abroad. Revenues may be affected by the performance of the global capital markets.

Basis of presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates using allocation percentages that are determined by a method that best approximates actual usage by the Company. In addition, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the financial condition, operations and cash flows could be materially different.

Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals, and expenses allocated to the Company from affiliate service providers or the Parent.

Cash and cash equivalents – Cash equivalents consist of shares of a government money market fund for which the Parent serves as the investment adviser.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1 – Values are based on quoted prices in active markets for identical securities.
- Level 2 – Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.

- Level 3 – Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company carries investments in a government money market fund using quoted market prices (a Level 1 fair value measurement), which represent the published net asset value of shares that is the basis for current transactions. Investment in the government money market fund of $141,153 is presented in cash and cash equivalents.

Receivables and payables are recorded at carrying amounts that approximate fair value. Receivables and payables from affiliates are carried at cost as it is not practicable to estimate fair values due to the related party nature of such amounts.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes* provides that a tax benefit from a tax position may be recognized when, based on the technical merits, it is more likely than not that the position will be sustained upon an examination that is presumed to occur, including resolution of any related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company evaluates material tax positions in relevant tax jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Guidance in ASC 740 related to uncertain tax positions did not have a material effect on the financial condition or results of operations as of and for the year ended June 30, 2016.

The Company recognizes the accrual of interest and penalties on uncertain tax positions in other income/(expense). For the year ended June 30, 2016, the Company did not recognize any material tax related interest or penalties.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors a plan to provide these services and the Company is allocated an amount of periodic benefit cost based on actuarial estimates; however, the Company is not allocated a portion of the accumulated benefit plan obligation or plan assets. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service with the Company.

Postemployment benefits – Capital Group sponsors two postemployment plans providing short-term disability benefits and parental leave benefits, allocating related costs to the Company. The expected costs of providing these postemployment benefits are recognized during the years that the associates render service with the Company.

Recent accounting pronouncements – In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU No. 2016-01 amends certain requirements related to the recognition, measurement, presentation and disclosure of financial instruments. The Company is currently evaluating the impact of the future adoption of ASU No. 2016-01, which is effective for the fiscal year ending June 30, 2020.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842).* The guidance in this update supersedes the requirements in Topic 840, *Leases.* ASU No. 2016-02 requires lessees to recognize assets and liabilities arising from most operating leases on the balance sheet. For the

Company, the adoption of ASU No. 2016-02 is effective for the fiscal year ending June 30, 2021. The Company is currently evaluating the impact of the future adoption of this ASU on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the industry topics of the Codification. ASU No. 2014-09, as amended by ASU No. 2015-14, *Deferral of the Effective Date*, ASU No. 2016-08, *Principal versus Agent Considerations*, ASU No. 2016-10, *Identifying Performance Obligations and Licensing*, and ASU No. 2016-12, *Narrow-Scope Improvements and Practical Expedients*, is effective for fiscal year ending June 30, 2020. The Company is currently evaluating the impact of the future adoption of this ASU on its financial statements.

2. Indemnifications, guarantees and commitments

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's financial statements.

The Company is obligated under leases for office space requiring minimum annual rentals as follows:

Years ending June 30	
2017	$ 2,031
2018	1,993
2019	1,300
2020	1,111
2021	1,111
Thereafter	19,262
Total	$ 26,808

Certain leases provide for adjustment of the minimum rental payment based upon changes in the facilities' operating costs. The Parent, and other affiliates, lease equipment and office facilities that are utilized by the Company. The Company is allocated its proportionate share of the expenses.

3. Income taxes

The net deferred tax asset consists of the following:

	June 30, 2016
Deferred tax assets:	
Accrued expenses and other	$ 5,528
Accrued compensation and benefits	16,764
Total deferred tax assets	22,292
Deferred tax liabilities:	
State franchise taxes	467
Depreciation and amortization	1,573
Total deferred tax liabilities	2,040
Net deferred tax asset	$ 20,252

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized through consolidated tax returns filed by Capital Group.

The income tax payable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

The effective income tax rate differs from the federal statutory rate primarily due to state income taxes and permanent differences between taxable income and financial statement income related to items such as non-deductible expenses.

4. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

5. Transactions with affiliates

Receivables include amounts due from affiliates of $3,190 at June 30, 2016, primarily related to distribution and administrative services. Accounts payable and accrued expenses include amounts due to affiliates of $32,353 at June 30, 2016, including $26,085 payable to the Parent under the arrangement described below.

The Company and its Parent entered into an agreement whereby the Parent will pay to the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The Company makes these payments on behalf of the American Funds. The payables do not bear interest and are repaid as the Company collects certain monthly service fees and sales charges earned from the American Funds.

6. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2016, the Company had net capital of $27,958, which was $20,600 in excess of its required net capital of $7,358. At June 30, 2016, the Company's net ratio of aggregate indebtedness to net capital was 3.95 to 1.

7. Reserve requirements and possession or control for brokers or dealers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph k(1) of such Rule, as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

8. Subsequent events

The Company has evaluated subsequent events through August 24, 2016, the date the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2016 that require recognition or disclosure in these financial statements.

* * * * * *